SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on March 19, 2007 announcing "ECtel`s President and CEO, Eitan Naor, to Step Down".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Ron Fainaro,
Executive Vice President and

Chief Financial Officer

Dated:  March 19, 2007

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Index to Exhibits

Exhibit No.                   Exhibit

1                                    Press Release issued March 19, 2007

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EXHIBIT 1

ECtel`s President and CEO, Eitan Naor, to Step Down

ROSH HA'AYIN, Israel, March 19, 2007, ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that Eitan Naor will step down as President and CEO of the company at the end of June 2007.

Commenting on the announcement, Yair Cohen, chairman of the board said: "Eitan Naor has expressed his desire after 3 years of excellent service to ECtel to step down as President and CEO.  On behalf of the board of directors and personally on my behalf I want to thank Eitan Naor for his excellent performance at ECtel.  Eitan led the company through a dramatic change and under his leadership the company achieved a remarkable turn around and growth.  The company focused on the right product lines and customers and emerged as one of the growing leaders of the IRM market with a clear growth strategy going forward.  The board of directors, the company's shareholders and its employees are all grateful for his immense contribution.  Eitan is an exemplary leader with a strategic vision and incredible passion and devotion."

Commenting on the announcement, Eitan Naor said "After 3 years with the company, I felt that I needed a change and asked the board to step down and pursue new opportunities.

I will be leaving behind me a company I am very proud of.  ECtel has emerged from a few very challenging years as a growing company with a clear leadership position and excellent prospects. I am very confident about ECtel's ability to maintain its leadership position in the IRM market and accomplish its goals.  I would like to thank the shareholders and the board of directors for their support over the years and above all I would like to thank the ECtel team whose devotion, excellence and dedication have made it all possible."

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Ron Fainaro
Executive Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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